FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2005

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

TABLE OF CONTENTS

Item
1.	Translation of a letter to CONASEV, dated December 23, 2005, regarding the approval of the proposed split project at the Universal Shareholders Meeting of Media Networks Perú SAC and Telefónica Multimedia SAC on December 22, 2005.

Item 1

Lima, December 23, 2005

Messers.

PUBLIC REGISTRY OF THE STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES (CONASEV)

Present-

Ref. : Key Events

Dear Sirs,

According to the article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, we inform you that on December 22, 2005 the Universal Shareholders Meeting of Media Networks Perú SAC and Telefónica Multimedia SAC, members of Group Telefónica, approved the split project by which since January 1, 2006 Media Networks Perú S.A.C. will absorb the Telefónica Multimedia S.A.C. assets and liabilities concerning the production of contents and publicity.

Sincerely yours,

Julia Maria Morales Valentín

Representative to the Stock Exchange

Telefónica del Perú S.A.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: December 27, 2005	By:	/s/ José Juan Haro Seijas
	Name:	José Juan Haro Seijas
	Title:	Telecommunications and Antitrust Manager of Telefónica del Perú S.A.A.